

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2012

Via E-mail
Hon. Mario Lopez de Leon, Jr.
Consul General
Philippine Consulate General
556 Fifth Avenue
New York, NY 10036-5095

> **Re:** **Republic of the Philippines**
> **Registration Statement under Schedule B**
> **Filed September 5, 2012**
> **File No. 333-183717**

Dear Hon. Lopez de Leon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your document and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Where appropriate, please expand upon disclosure regarding the recent flooding in the Philippines. In this regard, please discuss factors that may contribute to the flooding problems including, but not limited to, low-lying areas, lack of drainage and infrastructure, illegal logging, and climate change. Please discuss other related issues to the extent material, such as how continued flooding may affect construction, health, and agriculture, particularly rice supply.

2. Where appropriate, please expand upon disclosure about the conflict with China regarding the South China Sea/West Philippine Sea. Please discuss material factors that may be affected by continuing or increased conflict with China, such as fishing, trade, offshore drilling, and military action.

3. Please discuss any material impact that a prolonged or worsened European sovereign debt crisis is expected to have on the economic and financial outlook of the Philippines.

Discuss the expected material effects of further bailouts of EU countries or companies, further European economic or political integration, short-term economic instability in the EU if a country were to abruptly leave the monetary union, strains upon the Philippines' social security and unemployment compensation services due to political and economic turmoil, as well as the effects of another credit crisis on the Philippines and on Philippine companies' ability to maintain adequate liquidity.

4. Where appropriate, please include statistics on poverty in the Philippines.

History, Land and People, page 7

5. Please expand upon the country information, particularly the geographic and population information, by incorporating a map of the country and a smaller map showing the country with respect to the rest of the region, discussing any territorial disputes, and providing statistics regarding the age distribution of the population as well as the average age of the population and population growth.

Gross Domestic Product By Major Sector, page 32

6. Please consider expanding the "Other services" category in the table or including a footnote that identifies the components of that category.

Industry Sector, page 37

7. Please expand on the underlying causes of the growth or contraction in the various industries.

8. We note media reports indicating that the Philippines are materially impacted by Chinese steel production. Please discuss the material effects that an escalation of the conflict with China would have on steel supply and the development of infrastructure within the Philippines.

Service Sector, pages 40

9. Please expand on the underlying causes of the declining growth in the various service industries discussed in this section.

Employment and Wages, page 45

10. Please expand the discussion to include information on the employment rate with regard to age, gender, and any seasonal employment. Consider using a table to more concisely display all of the unemployment data.

11. Please clarify the meaning of "Region IV-A."

Imports of Goods, page 58

12. In the table, please identify the component countries of the "Others" category.

Financial Derivative Investments, page 66

13. Clarify throughout the registration statement whether you have purchased derivative instruments for hedging or speculative purposes, quantify the risk exposures and identify the categories of risk against which you intend to hedge. Please include any other material information necessary to understand the Philippines' risk exposures.

14. Please list the components of "Other sectors."

Consolidated Public Sector Financial Position of the Republic, page 85

15. Please expand the discussion of the reasons for the changes to the deficit or surplus position for each year to include a discussion of the GOCCs and the underlying reasons for the changing borrowing requirements related to the GOCCs.

Government Financing Initiatives, page 95

16. Please provide the currency for the loan amounts listed.

Taxation, page 120

17. Please revise this section to clarify that it addresses the "material tax consequences" as opposed to "certain tax considerations." Refer to Section III.C.1 of Staff Legal Bulletin No. 19 (CF), dated Oct. 14, 2011.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3238.

Sincerely,

/s/ Ellie Bavaria

Ellie Bavaria
Special Counsel

cc: Pamela Shores, Esq.
       Linklaters